Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549

October 7, 2008

Attention:	Inessa Kessman

Re:	Creative Vistas, Inc. Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarterly period ended June 30, 2008 File No. 0-30585

Dear Ms. Kessman:

We are responding to the comment letter received from the Staff of the Securities and Exchange Commission (the “Commission”) dated September 22, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Acquisitions, page F-14

1.
We note your response to our prior comment 2. However your response did not provide your analyses as to the factors you considered in concluding that these options are freestanding and you did not address paragraphs 13 through 18 of APB 14 with respect to the debts and the options. Please provide us with both of these analyses for each option issued to Laurus.

Response

The options given to Laurus are the subject of separate agreements and are transferable by the holder. As a result, they are freestanding.

As previously discussed, the exercise prices related to the options are de minimis. If and when Laurus chooses to exercise these options, it will acquire a minority interest position, which will be accounted for accordingly. Because the company anticipated that both entities would initially incur losses, no part of the debt proceeds was allocated to the minority interest position represented by the options. As the subsidiaries begin to achieve profitable operations, we will begin to recognize Laurus’ proportionate share of income as a liability. As previously discussed, because obtaining the minority interest position involves no further investment by Laurus (except for the de minimis exercise price) we believe that, in substance, they hold a minority interest position and the accounting should reflect that.

Sincerely,

/s/Heung Hung Lee
CFO